SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

QIWI PLC
(Name of Subject Company (Issuer))

Dalliance Services Company
(Name of Filing Persons (Offeror))
wholly owned by
Sergey Solonin
(Name of Filing Persons (Affiliate of Offeror))
Class B ordinary shares, having a nominal value EUR 0.0005 per share
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
American Depositary Shares, each representing one Class B ordinary share, having a nominal value EUR 0.0005 per share
(Title of Class of Securities)
74735M108
(CUSIP Number of Class of Securities)
Natallia Makarava
5, Dimitraki Christodoulou
3rd Floor
Flat/Office 303
P.C. 1035, Nicosia, Cyprus
+357 22 032793
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:
Curtis L. Mo, Esq.
Drew M. Valentine, Esq.
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California
94303-2214
(650) 833-2000
☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:   ☐
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, this “Schedule TO”) is being filed by Dalliance Services Company, a corporation incorporated under the laws of the Marshall Islands (the “Offeror”), and Sergey Solonin, the controlling shareholder and chairman of the board of directors of QIWI PLC, a company formed under the laws of Cyprus (the “Company”). This Schedule TO relates to the offer by the Offeror, wholly owned by Sergey Solonin, to the stockholders of the Company to tender up to 5,000,000 of the Company’s Class B ordinary shares having a nominal value EUR 0.0005 per share (each, a “Share,” and collectively, the “Shares”) and the Company’s Shares represented by American Depositary Shares, each representing a Share (each an “ADS” and collectively, the “ADSs”) at a price of $2.00 per Share (including Shares represented by ADSs), to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B), in each case as they may be amended and supplemented from time to time (collectively, the “Offer”).
This Schedule TO and the exhibits hereto are being filed as a separate offer from the previously filed Tender Offer Statement on Schedule TO, filed on July 19, 2022 (as amended, the “Previous Schedule TO”), relating to the offer to purchase $25.0 million in value of the Shares and ADSs of the Company at price of $2.50 per Share (the “Previous Offer”) pursuant to the terms of an offer to purchase, dated July 19, 2022, and filed as an exhibit to the Previous Schedule TO (as amended, the “Previous Offer to Purchase”), which Previous Offer expired on September 2, 2022. In connection with the Previous Offer, a total of 4,861,390 Shares (including Shares represented by ADSs) were validly tendered and accepted for payment by the Offeror. As a result of the Previous Offer, the Offeror owns approximately 9.3% of the outstanding Shares (including Shares represented by ADSs), representing approximately 3.1% of the Company’s voting power, and Mr. Solonin owns 10,413,510 of the Company’s Class A ordinary shares and beneficially owns 4,861,390 of the Shares (including Shares represented by ADSs), together representing approximately 69.7% of the Company’s voting power. The purpose of the Offer is to provide further liquidity to the Company’s stockholders who did not tender their Shares or Shares represented by ADSs in the Previous Offer and who otherwise are limited in their ability to extract value from their holdings because they are unable to (i) trade the Shares or Shares represented by ADSs or (ii) receive dividends because of the sanctions imposed on the Russian National Settlement Depositary.
All information in the Offer to Purchase and the related Letter of Transmittal hereby is expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.
Item 1.   Summary Term Sheet
The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information
(a)   Name and address.   The name of the subject company and the issuer of the securities to which this Schedule TO relates is QIWI PLC, a company formed under the laws of Cyprus, and the address of its principal executive office is Kennedy 12, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus. The telephone number at such principal executive office is 357 2265-3390.
(b)   Securities.   The information set forth in the Offer to Purchase under the section captioned “Introduction” and Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.
(c)   Trading market and price.   The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares; Dividends”) is incorporated herein by reference.
Item 3.   Identity and Background of Filing Persons
(a)   Name and address.   This Schedule TO is filed by Dalliance Services Company, a corporation incorporated under the laws of the Marshall Islands, and Sergey Solonin, the Company’s largest shareholder and chairman of the Company’s board of directors. The Offeror is wholly owned by Mr. Solonin. The Offeror’s address is 5, Dimitraki Christodoulou, 3rd Floor, Flat/Office 303, P.C. 1035, Nicosia, Cyprus and telephone number is +357 22 032793. Mr. Solonin’s business address is Kennedy 12, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus and business telephone number is +357 22 032793. The information set forth in the Offer to Purchase under Section 15 (“Certain Information Concerning the Offeror and Mr. Solonin”) is incorporated herein by reference.
(b)   Business and background of entities.   The information set forth in the Offer to Purchase under Section 15 (“Certain Information Concerning the Offeror and Mr. Solonin”) is incorporated herein by reference.
(c)   Business and background of natural persons.   The information set forth in the Offer to Purchase under Section 15 (“Certain Information Concerning the Offeror and Mr. Solonin”) is incorporated herein by reference.
Item 4.   Terms of the Transaction
(a)   Material terms.   The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:
•
“Summary Term Sheet”;

•
Section 1 (“Terms of the Offer; Proration”);

•
Section 2 (“Purpose of the Offer; Certain Effects of the Offer”);

•
Section 3 (“Procedures for Tendering Shares”);

•
Section 4 (“Withdrawal Rights”);

•
Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•
Section 6 (“Conditional Tender of Shares; Guaranteed Delivery”);

•
Section 7 (“Conditions of the Offer”);

•
Section 9 (“Source and Amount of Funds”);

•
Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•
Section 12 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”);

•
Section 14 (“Material U.S. Federal Income Tax Consequences”);

•
Section 16 (“Fees and Expenses”); and

•
Section 17 (“Miscellaneous”).

Item 5.   Past Contacts, Transactions, Negotiations and Agreements
(a)   Transactions.   The information set forth in the Offer to Purchase under Section 15 (“Certain Information Concerning the Offeror and Mr. Solonin”) is incorporated herein by reference.
(b)   Significant Corporate Events.   The information set forth in the Offer to Purchase under Section 15 (“Certain Information Concerning the Offeror and Mr. Solonin”) is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals
(a)   Purposes.   The information set forth in the Offer to Purchase under the section captioned “Summary Term Sheet” and Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.
(c)   Plans.   The information set forth in the Offer to Purchase under the section captioned “Summary Term Sheet” and Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration
(a)   Source of funds.   The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.
(b)   Conditions.   The information set forth in the Offer to Purchase under Section 1 (“Terms of the Offer; Proration”), Section 7 (“Conditions of the Offer”) and Section 9 (“Source and Amount of Funds”) is incorporated herein by reference. The Offeror has no alternative financing arrangements or financing plans with respect to the Offer.
(d)   Borrowed funds.   No part of the funds or other consideration required for the Offer is, or is expected, to be borrowed, directly or indirectly, for the purpose of the Offer.
Item 8.   Interest in Securities of the Subject Company
(a)    Securities ownership.   The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
(b)   Securities transactions.   The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used
(a)   Solicitations or recommendations.   The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.
Item 10.   Financial Statements
(a)   The Offeror is the entity that will accept the Shares or Shares represented by ADSs for purchase in the Offer and pay the Purchase Price. The Offeror is a holding company of Mr. Solonin whose assets and liabilities are primarily made up of the contributions of, and loans from, Mr. Solonin. As of November 25, 2022, the Offeror had transferred $7.0 million in cash to the Depositary for payment upon completion of the Offer. Prior to the Expiration Time, Mr. Solonin will contribute additional funds to the Offeror for the purposes of paying the Purchase Price and related fees and expenses of the Offer. See Section 9 (“Source and Amount of Funds”) in the Offer to Purchase, which is incorporated herein by reference, for financial statements of the Offeror and the net worth of Mr. Solonin, and Section 16 (“Fees and Expenses”) in the Offer to Purchase, which is incorporated herein by reference, for an estimate of the fees and expenses. The financial statements of the Offeror discussed in Section 9 of the Offer to Purchase and provided in Annex A thereto are not audited because the Offeror has never prepared audited financial statements given its status as a wholly owned holding company of Mr. Solonin and because audited financial statements are not required under its jurisdiction of incorporation, the Marshall Islands. Accordingly, audited financial statements are not available. The Offeror and Mr. Solonin believe that the cost of conducting an audit for a holding company of Mr. Solonin’s whose assets and liabilities are primarily made up of the contributions of, and loans from, Mr. Solonin would be far greater than the benefit provided to potential investors and therefor an unreasonable cost and expense to be incurred by the bidders in connection with the Offer. The annual consolidated financial statements of the Offeror were prepared according to the recognition and measurement principles of International Financial Reporting Standards (IFRS) as adopted by International Accounting Standards Board (IASB), including all amendments to standards effective January 1, 2021. The accounting policies adopted in the preparation of the Offeror’s interim condensed financial statements were consistent with those followed in the preparation of the Offeror’s annual consolidated financial statements for the year ended December 31, 2021, except for the adoption of amended IFRS effective as of January 1, 2022.
As of November 21, 2022, the net worth of Mr. Solonin was in excess of $172.5 million, approximately $17.6 million of which is derived from liquid assets and approximately $154.9 million from illiquid assets. These liquid assets consist primarily of cash. Mr. Solonin’s illiquid assets primarily consist of long-term equity investments, including an estimated $20.8 million worth of the Company’s class A ordinary shares

(based on an as converted to Shares price at the Purchase Price) and $9.7 million worth of the Company’s Shares and Shares represented by ADSs (based on the Purchase Price). Mr. Solonin does not have any contingent liabilities that are material compared to his net worth. Mr. Solonin has no liabilities that are due and payable prior to the Expiration Date, other than immaterial liabilities for which Mr. Solonin has sufficient funds to pay when due.
(b)   Not applicable.
Item 11.   Additional Information
(a)   Agreements, regulatory requirements and legal proceedings.   The information set forth in the Offer to Purchase under Section 10 (“Certain Information Concerning QIWI PLC”), Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 12 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(c)   Other material information.   The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.
Item 12.   Exhibits
Exhibit
(a)(1)(A)	Offer to Purchase, dated November 25, 2022.*
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)	Summary Advertisement, dated November 25, 2022.*
(a)(5)(B)	Press Release, dated November 25, 2022.*
(a)(5)(C)	Email Template to Holders of Shares and Shares represented by ADSs.*
(a)(5)(D)	Text Message Template to Holders of Shares and Shares represented by ADSs.*
(b)	Not Applicable.
(d)(1)	Form of Amended and Restated Registration Rights Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., and QIWI plc. (incorporated by reference to Exhibit 4.5 to QIWI plc’s Registration Statement on Form F-1, File No. 333-191221, filed on September 30, 2013).
(g)	Not Applicable.
(h)	Not Applicable.
107	Filing Fee Table*

*
Filed herewith

Item 13.   Information required by Schedule 13E-3
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DALLIANCE SERVICES COMPANY
	By:	/s/ Natallia Makarava
		Name:	Natallia Makarava
		Title:	Director
SERGEY SOLONIN
/s/ Sergey Solonin
Dated: November 25, 2022

EXHIBIT INDEX
Exhibit
(a)(1)(A)	Offer to Purchase, dated November 25, 2022.*
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)	Summary Advertisement, dated November 25, 2022*
(a)(5)(B)	Press Release, dated November 25, 2022*
(a)(5)(C)	Email Template to Holders of Shares and Shares represented by ADSs.*
(a)(5)(D)	Text Message Template to Holders of Shares and Shares represented by ADSs.*
(b)	Not Applicable.
(d)(1)	Form of Amended and Restated Registration Rights Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., and QIWI plc. (incorporated by reference to Exhibit 4.5 to QIWI plc’s Registration Statement on Form F-1, File No. 333-191221, filed on September 30, 2013).
(g)	Not Applicable.
(h)	Not Applicable.
107	Filing Fee Table*

*
Filed herewith